

3Q'03 Conference Call
11:00 AM ET, Today, 10/31/2003
Dial **800-547-9328** for Q&A

Webcast:	Via Web site, homeproperties.com, in the "Investors" section under "Financial Information"
Question & Answer:	You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Breakdown of "Other Income"
6. Summary of Recent Acquisitions
7. Summary of Recent Sales
8. Breakdown of Owned Units by Market
9. Debt Summary Schedule
10. Net Asset Value Calculation
11. Capital Expenditure and Adjusted NOI Summary
12. 2003 Earnings Guidance

Audio Replay:	800-633-8284 or 402-977-9140
Audio Replay Passcode:	21106010

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
homeproperties.com

					Q3 '03 versus Q3 '02				
						% Growth			
HOME PROPERTIES OWNED COMMUNITIES RESULTS									
	THIRD QUARTER 2003								
	# of	Date	Q3 '03	Q3 '03	Year Ago	Rental	Rental	NOI	Q3 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	966	7/1/99	$ 988	91.3%	94.0%	3.9%	0.8%	-0.4%		
Brittany Place	591	8/22/02	$ 984	94.8%	n/a	n/a	n/a	n/a		
Canterbury Apartments	618	7/16/99	$ 771	94.2%	95.2%	4.8%	3.7%	-4.2%		
Country Village	344	4/30/98	$ 752	95.5%	93.5%	1.6%	3.7%	6.4%		
Falcon Crest	396	7/16/99	$ 821	93.3%	89.8%	1.7%	5.7%	5.4%		
Fenland Field	234	8/1/01	$ 971	92.8%	93.9%	5.8%	4.6%	15.1%		
Gateway Village	132	7/16/99	$ 1,067	89.8%	94.4%	7.5%	2.2%	-7.4%		
Mill Towne Village Apts	384	5/31/01	$ 732	90.9%	90.9%	7.9%	7.9%	4.7%		
Morningside Heights	1,050	4/30/98	$ 762	91.6%	89.7%	3.5%	5.7%	5.3%		
Owings Run	504	7/16/99	$ 962	89.7%	91.5%	-0.6%	-2.6%	-17.1%		
Selford Townhomes	102	7/16/99	$ 1,087	93.1%	94.3%	7.0%	5.7%	-0.1%		
Shakespeare Park	82	7/16/99	$ 579	98.9%	98.8%	-5.0%	-4.9%	-10.4%		
Timbercroft Townhomes	284	7/16/99	$ 697	98.8%	99.0%	4.0%	3.8%	-7.2%		
Village Square Townhomes	370	7/16/99	$ 937	94.9%	97.3%	7.2%	4.6%	1.8%		
Woodholme Manor	176	3/31/01	$ 657	92.3%	95.4%	9.1%	5.6%	-7.4%		
Total Baltimore Region	6,233		$ 858	92.8%	93.2%	3.9%	3.2%	-0.5%	15.4%	15.0%
Boston Region:										
Gardencrest	696	6/28/02	$ 1,214	94.9%	95.9%	16.9%	15.7%	6.9%		
Stone Ends	280	2/12/03	$ 1,170	93.6%	n/a	n/a	n/a	n/a		
Total Boston Region	976		$ 1,201	94.5%	95.9%	16.9%	15.7%	6.9%	3.5%	2.3%
Buffalo, NY Region:										
Emerson Square	96	10/15/97	$ 647	98.6%	97.8%	2.9%	3.8%	9.5%		
Idylwood	720	1/1/95	$ 641	93.3%	92.6%	-1.7%	-1.0%	-10.1%		
Paradise Lane	324	10/15/97	$ 681	94.8%	93.0%	2.0%	4.0%	2.0%		
Raintree Island	504	8/4/94	$ 704	94.2%	93.6%	1.8%	2.5%	6.0%		
Total Buffalo Region	1,644		$ 669	94.2%	93.3%	0.4%	1.4%	-1.9%	2.4%	4.0%
Connecticut Region										
Apple Hill	498	3/27/98	$ 1,035	94.3%	95.9%	4.0%	2.4%	-5.5%		
Total Connecticut Region	498		$ 1,035	94.3%	95.9%	4.0%	2.4%	-5.5%	1.4%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/99	$ 743	92.2%	92.1%	4.3%	4.4%	-1.1%		
Total Delaware Region	432		$ 743	92.2%	92.1%	4.3%	4.4%	-1.1%	0.8%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/97	$ 752	92.2%	93.3%	1.8%	0.6%	-1.3%		
Carriage Hill - MI	168	9/29/98	$ 788	93.1%	94.5%	2.0%	0.4%	-3.0%		
Carriage Park	256	9/29/98	$ 735	93.8%	92.2%	0.1%	1.8%	-11.6%		
Charter Square	492	10/29/97	$ 855	93.2%	92.5%	2.5%	3.3%	-3.3%		
Cherry Hill Club	165	7/7/98	$ 685	89.0%	93.1%	5.2%	0.5%	-20.3%		
Cherry Hill Village	224	9/29/98	$ 704	92.2%	90.7%	-2.2%	-0.7%	6.0%		
Deerfield Woods	144	3/22/00	$ 814	93.7%	97.5%	3.5%	-0.6%	0.6%		
Fordham Green	146	10/29/97	$ 888	89.5%	90.3%	1.6%	0.6%	-8.5%		
Golfview Manor	44	10/29/97	$ 588	89.0%	97.5%	3.7%	-5.3%	-25.4%		
Greentrees	288	10/29/97	$ 664	88.1%	95.5%	1.4%	-6.5%	-24.2%		
Hampton Court	182	9/30/00	$ 676	86.3%	88.3%	1.2%	-1.0%	-8.0%		
Kingsley	328	10/29/97	$ 678	92.2%	90.1%	-2.0%	0.3%	-16.7%		
Macomb Manor	217	3/22/00	$ 690	94.6%	95.4%	0.7%	-0.1%	-10.0%		
Oak Park Manor	298	10/29/97	$ 828	90.5%	93.7%	3.3%	-0.2%	-12.0%		
Parkview Gardens	484	10/29/97	$ 645	85.0%	93.9%	3.9%	-5.9%	-16.4%		
Scotsdale	376	11/26/97	$ 693	91.4%	92.6%	0.0%	-1.3%	-10.4%		
Southpointe Square	224	10/29/97	$ 652	90.8%	91.3%	0.1%	-0.5%	-26.4%		
Springwells Park	303	4/8/99	$ 975	90.3%	90.2%	-2.4%	-2.3%	-8.4%		
Stephenson House	128	10/29/97	$ 669	89.7%	88.2%	-2.1%	-0.4%	-24.1%		
The Lakes	434	11/5/99	$ 890	90.1%	88.8%	-1.5%	0.0%	-12.2%		
Woodland Gardens	337	10/29/97	$ 729	95.7%	93.5%	-4.1%	-1.8%	-16.2%		
Total Detroit Region	5,574		$ 754	91.1%	92.2%	0.5%	-0.7%	-11.1%	9.1%	13.4%
Hudson Valley Region										
Carriage Hill	140	7/17/96	$ 1,171	96.1%	95.5%	8.1%	8.8%	15.3%		
Cornwall Park	75	7/17/96	$ 1,630	97.1%	96.9%	4.0%	4.2%	4.0%		
Lakeshore Villas	152	7/17/96	$ 973	95.7%	96.9%	6.6%	5.3%	7.9%		
Patricia	100	7/7/98	$ 1,227	96.3%	98.7%	6.9%	4.3%	-1.4%		
Sherwood Consolidation	224	10/11/02	$ 896	97.2%	n/a	n/a	n/a	n/a		
Sunset Gardens	217	7/17/96	$ 843	96.9%	96.9%	8.8%	8.9%	16.7%		
Total Hudson Valley Region	908		$ 1,036	96.6%	96.9%	7.1%	6.6%	8.7%	2.5%	2.2%

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
	THIRD QUARTER 2003					Q3 '03 versus Q3 '02				
						% Growth				
	# of	Date	Q3 '03	Q3 '03	Year Ago	Rental	Rental	NOI	Q3 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Illinois Region										
Blackhawk	371	10/20/00	$ 842	92.0%	95.2%	0.5%	-2.9%	-10.3%		
Courtyards Village	224	8/29/01	$ 770	95.4%	89.8%	-4.8%	1.2%	-1.0%		
Cypress Place	192	12/27/00	$ 891	93.8%	93.0%	-1.6%	-0.7%	0.8%		
The Colony	783	9/1/99	$ 828	93.7%	90.4%	-2.0%	1.5%	5.0%		
The New Colonies	672	6/23/98	$ 712	89.5%	94.7%	4.2%	-1.6%	6.1%		
Total Illinois Region	2,242		$ 795	92.5%	92.5%	-0.2%	-0.3%	1.6%	4.0%	5.4%
Indiana Region										
Maple Lane	396	7/9/99	$ 671	90.4%	91.8%	2.0%	0.4%	-9.0%		
Total Indiana Region	396		$ 671	90.4%	91.8%	2.0%	0.4%	-9.0%	0.6%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/00	$ 1,067	92.0%	95.1%	6.0%	2.5%	1.1%		
Cambridge Village	82	3/1/02	$ 1,244	98.7%	97.7%	4.3%	5.4%	13.4%		
Coventry Village	94	7/31/98	$ 1,258	96.3%	98.1%	7.1%	5.2%	4.1%		
Devonshire Hills	297	7/16/01	$ 1,693	92.1%	91.0%	3.4%	4.8%	6.4%		
East Winds	96	11/1/00	$ 1,052	95.6%	94.1%	3.6%	5.3%	-0.3%		
Hawthorne Consolidation	434	4/4/02	$ 1,214	91.3%	84.8%	6.4%	14.5%	25.2%		
Heritage Square	80	4/4/02	$ 1,239	97.4%	98.7%	5.5%	4.1%	7.7%		
Holiday/Muncy Consolidation	143	5/31/02	$ 905	98.4%	98.1%	1.0%	1.3%	-4.3%		
Lake Grove Apartments	368	2/3/97	$ 1,310	94.5%	97.0%	6.7%	4.0%	-0.4%		
Maple Tree	84	11/1/00	$ 1,109	92.6%	97.2%	6.1%	1.1%	-7.4%		
Mid- Island Estates	232	7/1/97	$ 1,105	98.4%	96.6%	6.5%	8.5%	8.0%		
Rider Terrace	24	11/1/00	$ 1,092	97.4%	98.2%	7.5%	6.6%	27.0%		
South Bay Manor	61	9/11/00	$ 1,367	97.9%	92.7%	6.0%	11.9%	10.4%		
Southern Meadows	452	6/29/01	$ 1,304	96.2%	95.5%	5.2%	6.0%	4.1%		
Stratford Greens	359	3/1/02	$ 1,320	94.5%	93.4%	7.5%	8.8%	5.6%		
Terry Apartments	65	11/1/00	$ 1,063	91.7%	95.1%	9.0%	5.1%	1.5%		
Westwood Village Apts	242	3/1/02	$ 1,810	96.8%	94.9%	9.1%	11.3%	3.9%		
Woodmont Village Apts	96	3/1/02	$ 1,152	95.6%	95.8%	5.8%	5.6%	4.3%		
Yorkshire Village Apts	40	3/1/02	$ 1,318	98.7%	98.0%	4.8%	5.6%	2.3%		
Total Long Island Region	3,409		$ 1,298	94.9%	93.9%	6.0%	7.1%	5.8%	13.0%	8.2%
Maine Region										
Mill Co. Gardens	95	7/7/98	$ 677	97.3%	97.7%	6.6%	6.1%	3.6%		
Redbank Village	500	7/7/98	$ 752	92.0%	93.7%	5.8%	3.9%	3.4%		
Total Maine Region	595		$ 740	92.8%	94.3%	6.0%	4.2%	3.5%	1.3%	1.4%
New Jersey Region										
East Hill Gardens	33	7/7/98	$ 1,265	96.4%	91.1%	3.2%	9.3%	15.4%		
Lakeview	106	7/7/98	$ 1,071	97.8%	96.4%	6.4%	8.0%	7.4%		
Oak Manor	77	7/7/98	$ 1,569	98.8%	96.6%	4.4%	6.8%	6.6%		
Pleasant View	1,142	7/7/98	$ 976	92.8%	93.4%	4.1%	3.4%	-4.9%		
Pleasure Bay	270	7/7/98	$ 857	95.2%	98.0%	6.5%	3.5%	-2.0%		
Royal Gardens Apartments	550	5/28/97	$ 1,015	96.6%	96.7%	5.5%	5.3%	-0.5%		
Wayne Village	275	7/7/98	$ 1,090	95.0%	97.2%	5.2%	2.9%	-3.9%		
Windsor Realty	67	7/7/98	$ 1,007	96.5%	99.4%	4.5%	1.4%	-12.7%		
Total New Jersey Region	2,520		$ 1,011	94.8%	95.4%	4.8%	4.2%	-2.4%	7.5%	6.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/98	$ 757	98.6%	96.3%	3.7%	6.2%	12.7%		
Castle Club	158	3/15/00	$ 826	97.5%	97.8%	4.8%	4.5%	2.4%		
Cedar Glen	110	3/3/98	$ 614	92.5%	91.7%	5.3%	6.2%	-1.1%		
Chesterfield	247	9/23/97	$ 837	93.8%	96.4%	4.3%	1.4%	-2.9%		
Curren Terrace	318	9/23/97	$ 877	93.9%	93.7%	3.1%	3.3%	8.7%		
Executive House	100	9/23/97	$ 878	96.8%	95.0%	1.1%	3.0%	9.6%		
Glen Brook	177	7/28/99	$ 714	94.4%	93.4%	1.5%	2.5%	-7.4%		
Glen Manor	174	9/23/97	$ 731	91.9%	91.6%	4.7%	5.0%	-1.9%		
Golf Club	399	3/15/00	$ 976	90.1%	90.8%	0.8%	0.1%	-8.0%		
Hill Brook Place	274	7/28/99	$ 804	96.3%	95.8%	4.7%	5.2%	-2.2%		
Home Properties of Bryn Mawr	316	3/15/00	$ 1,024	92.0%	87.1%	1.2%	6.9%	0.3%		
Home Properties of Devon	629	3/15/00	$ 1,075	88.6%	90.0%	1.3%	-0.3%	-6.3%		
New Orleans Consolidation	442	7/28/99	$ 768	92.9%	95.0%	3.2%	0.9%	-16.5%		
Racquet Club	467	7/7/98	$ 921	94.6%	96.4%	3.9%	2.0%	-2.9%		
Racquet Club South	103	5/27/99	$ 809	97.0%	98.5%	3.4%	1.8%	-7.8%		
Ridley Brook	244	7/28/99	$ 783	97.8%	96.2%	3.1%	4.9%	-0.7%		
Sherry Lake	298	7/23/98	$ 1,071	95.3%	97.2%	4.9%	2.9%	6.4%		
The Landings	384	11/25/96	$ 953	90.8%	92.5%	4.0%	2.1%	-5.2%		
Trexler Park	249	3/15/00	$ 998	90.0%	92.3%	5.7%	3.1%	-9.0%		
Valley View	176	9/23/97	$ 786	91.6%	90.6%	2.6%	3.8%	-11.9%		
Village Square	128	9/23/97	$ 864	92.5%	96.2%	4.4%	0.4%	-4.2%		
William Henry	363	3/15/00	$ 1,045	89.0%	90.7%	2.0%	0.2%	-8.6%		
Total Philadelphia Region	5,916		$ 906	92.6%	93.2%	3.0%	2.4%	-3.9%	13.8%	14.2%

						Q3 '03 versus Q3 '02				
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
	THIRD QUARTER 2003					% Growth				
# of	**Date**	**Q3 '03**	**Q3 '03**	**Year Ago**	**Rental**	**Rental**	**NOI**	**Q3 '03**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**% NOI w/ G&A**	**#Units**
Rochester, NY Region:									
1600 East Avenue	164	9/18/97	$ 1,125	89.6%	81.8%	-16.5%	-8.6%	-17.7%		
1600 Elmwood	210	8/4/94	$ 919	93.6%	94.6%	4.2%	3.1%	-7.0%		
Brook Hill	192	8/4/94	$ 881	94.4%	91.7%	-1.0%	2.0%	-17.6%		
Newcastle Apartments	197	8/4/94	$ 777	93.9%	88.6%	2.8%	9.0%	18.3%		
Northgate Manor	224	11/3/94	$ 682	95.2%	92.5%	0.9%	3.8%	-6.1%		
Perinton Manor	224	8/4/94	$ 809	95.5%	94.8%	0.1%	0.9%	-20.2%		
Pines of Perinton	508	9/29/98	$ 767	97.7%	95.6%	46.5%	49.8%	75.4%		
Riverton Knolls	240	8/4/94	$ 840	92.0%	85.3%	-2.4%	5.2%	-7.8%		
Spanish Gardens	220	8/4/94	$ 684	94.9%	93.0%	-0.4%	1.5%	-15.6%		
The Meadows	113	8/4/94	$ 736	93.6%	97.3%	4.3%	0.4%	-13.8%		
Woodgate	120	6/30/97	$ 815	93.9%	93.8%	2.4%	2.5%	-0.1%		
Total Rochester Region	2,412		$ 811	94.4%	91.2%	5.3%	9.0%	3.4%	4.7%	5.8%
Syracuse, NY Region:									
Candlewood Gardens	126	1/1/96	$ 571	94.0%	92.1%	-0.3%	1.7%	41.2%		
Fairview Heights	211	8/4/94	$ 951	90.5%	87.3%	10.0%	14.1%	26.8%		
Harborside Manor	281	9/30/94	$ 658	96.9%	94.2%	1.9%	4.8%	-3.5%		
Pearl Street	60	5/17/95	$ 575	94.4%	94.9%	2.7%	2.2%	14.1%		
Village Green (inclu Fairways)	448	12/19/94	$ 684	94.8%	86.9%	0.9%	10.2%	10.0%		
Westminster Place	240	1/1/96	$ 655	95.2%	96.9%	1.4%	-0.4%	-8.3%		
Total Syracuse Region	1,366		$ 700	94.3%	90.8%	2.9%	7.0%	9.0%	2.3%	3.3%
Washington DC Region									
Braddock Lee	254	3/16/98	$ 1,087	96.3%	92.3%	4.0%	8.5%	10.8%		
Cider Mill	864	9/27/02	$ 1,003	94.5%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/00	$ 1,133	97.5%	93.4%	-1.1%	3.2%	-4.3%		
Elmwood Terrace	504	6/30/00	$ 794	93.9%	93.4%	3.7%	4.4%	-6.4%		
Falkland Chase	450	9/10/03	$ 1,309	93.5%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/00	$ 1,118	95.9%	93.2%	-1.8%	1.0%	-6.6%		
Park Shirlington	294	3/16/98	$ 1,127	92.0%	94.9%	3.7%	0.6%	-9.6%		
Pavilion Apartments	432	7/1/99	$ 1,382	92.8%	93.0%	4.0%	3.9%	0.4%		
Seminary Hill	296	7/1/99	$ 1,118	91.1%	91.7%	2.3%	1.7%	-5.4%		
Seminary Towers	548	7/1/99	$ 1,131	92.2%	90.4%	3.0%	5.1%	3.6%		
Tamarron Apartments	132	7/16/99	$ 1,091	96.1%	98.2%	7.7%	5.3%	6.2%		
The Manor - MD	435	8/31/01	$ 1,100	95.6%	95.1%	4.2%	4.8%	-1.9%		
The Manor - VA	198	2/19/99	$ 903	92.0%	92.5%	1.8%	1.3%	1.0%		
The Sycamores	185	12/16/02	$ 1,076	87.6%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/01	$ 1,150	95.2%	93.6%	4.6%	6.3%	8.8%		
Wellington Lakes	160	10/24/01	$ 769	90.0%	88.0%	6.9%	9.3%	-6.3%		
Wellington Woods	114	10/24/01	$ 787	96.5%	93.7%	8.2%	11.4%	-2.9%		
West Springfield	244	11/18/02	$ 1,243	92.7%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,455		$ 1,075	93.9%	93.0%	2.6%	3.8%	-1.5%	17.7%	15.5%
TOTAL OWNED PORTFOLIO	**41,576**		**$ 920**	**93.4%**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**	**100.0%**
TOTAL CORE PORTFOLIO	**36,566**		**$ 890**	**93.3%**	**93.2%**	**3.1%**	**3.1%**	**-2.2%**		

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		YTD through September 30, 2003				YTD '03 versus YTD '02				
						% Growth				
	# of	Date	YTD '03	YTD '03	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	966	7/1/99	$ 978	90.8%	92.2%	4.3%	2.7%	0.8%		
Brittany Place	591	8/22/02	$ 967	95.8%	n/a	n/a	n/a	n/a		
Canterbury Apartments	618	7/16/99	$ 763	93.6%	95.8%	5.4%	3.0%	-2.3%		
Country Village	344	4/30/98	$ 746	92.3%	91.3%	1.5%	2.6%	0.1%		
Falcon Crest	396	7/16/99	$ 811	93.5%	90.9%	1.3%	4.2%	3.2%		
Fenland Field	234	8/1/01	$ 956	91.9%	93.7%	7.8%	5.7%	7.1%		
Gateway Village	132	7/16/99	$ 1,047	92.7%	94.9%	7.4%	5.0%	-2.0%		
Mill Towne Village Apts	384	5/31/01	$ 726	86.8%	90.0%	10.0%	6.0%	4.0%		
Morningside Heights	1,050	4/30/98	$ 755	89.8%	89.3%	4.3%	5.0%	-0.1%		
Owings Run	504	7/16/99	$ 970	87.4%	87.8%	0.6%	0.1%	-8.7%		
Selford Townhomes	102	7/16/99	$ 1,062	93.2%	90.9%	5.8%	8.5%	6.1%		
Shakespeare Park	82	7/16/99	$ 600	99.6%	99.8%	-1.1%	-1.3%	-12.1%		
Timbercroft Townhomes	284	7/16/99	$ 681	99.2%	99.2%	4.4%	4.4%	-6.0%		
Village Square Townhomes	370	7/16/99	$ 921	95.5%	97.6%	8.0%	5.6%	3.0%		
Woodholme Manor	176	3/31/01	$ 646	92.7%	94.1%	10.0%	8.4%	2.4%		
Total Baltimore Region	6,233		$ 849	92.0%	92.2%	4.6%	3.8%	-0.3%	15.6%	15.0%
Boston Region:										
Gardencrest	696	6/28/02	$ 1,165	94.2%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/03	$ 1,085	93.6%	n/a	n/a	n/a	n/a		
Total Boston Region	976		$ 1,165	94.2%	96.0%	n/a	n/a	n/a	3.3%	2.3%
Buffalo, NY Region:										
Emerson Square	96	10/15/97	$ 643	96.5%	98.1%	3.6%	1.8%	10.9%		
Idylwood	720	1/1/95	$ 644	91.1%	90.9%	0.4%	0.6%	-5.1%		
Paradise Lane	324	10/15/97	$ 680	89.4%	91.8%	3.3%	0.6%	-2.6%		
Raintree Island	504	8/4/94	$ 704	88.8%	92.5%	3.2%	-0.9%	-6.8%		
Total Buffalo Region	1,644		$ 669	90.3%	92.0%	2.1%	0.2%	-4.1%	2.2%	4.0%
Connecticut Region										
Apple Hill	498	3/27/98	$ 1,026	93.5%	92.5%	4.2%	5.3%	3.4%		
Total Connecticut Region	498		$ 1,026	93.5%	92.5%	4.2%	5.3%	3.4%	1.5%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/99	$ 729	91.0%	90.9%	3.8%	3.9%	-3.7%		
Total Delaware Region	432		$ 729	91.0%	90.9%	3.8%	3.9%	-3.7%	0.8%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/97	$ 752	90.0%	91.1%	-0.2%	-1.4%	-11.0%		
Carriage Hill - MI	168	9/29/98	$ 780	92.2%	93.8%	1.5%	-0.3%	-6.4%		
Carriage Park	256	9/29/98	$ 736	93.1%	93.8%	0.8%	0.1%	-10.7%		
Charter Square	492	10/29/97	$ 850	91.6%	90.0%	0.2%	2.0%	1.2%		
Cherry Hill Club	165	7/7/98	$ 670	91.4%	92.9%	3.7%	2.0%	-6.0%		
Cherry Hill Village	224	9/29/98	$ 707	90.8%	90.2%	-1.2%	-0.5%	2.0%		
Deerfield Woods	144	3/22/00	$ 812	92.4%	95.8%	3.6%	-0.1%	-3.8%		
Fordham Green	146	10/29/97	$ 878	92.5%	94.6%	2.8%	0.5%	2.2%		
Golfview Manor	44	10/29/97	$ 582	87.2%	97.3%	3.7%	-7.1%	-33.4%		
Greentrees	288	10/29/97	$ 662	88.0%	90.6%	0.0%	-2.9%	-15.1%		
Hampton Court	182	9/30/00	$ 674	86.2%	92.0%	3.1%	-3.4%	-13.4%		
Kingsley	328	10/29/97	$ 686	90.3%	89.8%	-0.2%	0.3%	-10.8%		
Macomb Manor	217	3/22/00	$ 686	94.7%	96.0%	1.7%	0.3%	-9.0%		
Oak Park Manor	298	10/29/97	$ 832	86.9%	92.1%	5.9%	-0.1%	-12.5%		
Parkview Gardens	484	10/29/97	$ 646	85.4%	94.9%	5.0%	-5.6%	-24.4%		
Scotsdale	376	11/26/97	$ 698	91.6%	92.7%	0.7%	-0.5%	-8.2%		
Southpointe Square	224	10/29/97	$ 648	87.3%	89.7%	0.3%	-2.4%	-17.3%		
Springwells Park	303	4/8/99	$ 988	86.7%	88.9%	-1.2%	-3.7%	-18.0%		
Stephenson House	128	10/29/97	$ 673	88.9%	91.1%	-0.6%	-3.1%	-16.1%		
The Lakes	434	11/5/99	$ 898	86.8%	86.9%	-0.3%	-0.4%	-12.9%		
Woodland Gardens	337	10/29/97	$ 736	90.0%	89.8%	-3.6%	-3.3%	-9.4%		
Total Detroit Region	5,574		$ 755	89.5%	91.3%	0.9%	-1.2%	-10.6%	9.4%	13.4%
Hudson Valley Region										
Carriage Hill	140	7/17/96	$ 1,139	95.4%	94.8%	6.8%	7.5%	7.8%		
Cornwall Park	75	7/17/96	$ 1,622	92.3%	94.5%	6.6%	4.1%	3.9%		
Lakeshore Villas	152	7/17/96	$ 958	95.5%	93.4%	8.0%	10.5%	15.8%		
Patricia	100	7/7/98	$ 1,208	94.8%	96.5%	6.5%	4.6%	8.3%		
Sherwood Consolidation	224	10/11/02	$ 858	97.4%	n/a	n/a	n/a	n/a		
Sunset Gardens	217	7/17/96	$ 824	97.3%	96.8%	7.7%	8.2%	12.4%		
Total Hudson Valley Region	908		$ 1,012	95.7%	95.2%	7.2%	7.2%	9.7%	2.4%	2.2%

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		YTD through September 30, 2003				YTD '03 versus YTD '02				
						% Growth				
	# of	Date	YTD '03	YTD '03	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Illinois Region										
Blackhawk	371	10/20/00	$ 842	91.4%	94.2%	0.8%	-2.2%	-2.7%		
Courtyards Village	224	8/29/01	$ 780	93.8%	92.5%	-4.0%	-2.6%	-17.3%		
Cypress Place	192	12/27/00	$ 888	93.2%	93.9%	-0.2%	-0.9%	0.5%		
The Colony	783	9/1/99	$ 831	92.7%	89.8%	-2.9%	0.2%	11.8%		
The New Colonies	672	6/23/98	$ 706	89.2%	93.5%	4.1%	-0.7%	-1.8%		
Total Illinois Region	2,242		$ 795	91.7%	92.2%	-0.3%	-0.9%	1.6%	4.3%	5.4%
Indiana Region										
Maple Lane	396	7/9/99	$ 671	87.8%	88.3%	3.4%	2.8%	-0.9%		
Total Indiana Region	396		$ 671	87.8%	88.3%	3.4%	2.8%	-0.9%	0.6%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/00	$ 1,057	93.3%	95.5%	7.7%	5.3%	-0.4%		
Cambridge Village	82	3/1/02	$ 1,227	98.6%	n/a	n/a	n/a	n/a		
Coventry Village	94	7/31/98	$ 1,232	96.8%	97.8%	6.3%	5.2%	4.8%		
Devonshire Hills	297	7/16/01	$ 1,690	93.1%	89.0%	4.1%	8.9%	10.2%		
East Winds	96	11/1/00	$ 1,036	93.3%	92.7%	4.3%	5.0%	-2.2%		
Hawthorne Consolidation	434	4/4/02	$ 1,192	91.3%	n/a	n/a	n/a	n/a		
Heritage Square	80	4/4/02	$ 1,216	98.3%	n/a	n/a	n/a	n/a		
Holiday/Muncy Consolidation	143	5/31/02	$ 902	98.6%	n/a	n/a	n/a	n/a		
Lake Grove Apartments	368	2/3/97	$ 1,287	95.4%	97.2%	6.4%	4.4%	2.5%		
Maple Tree	84	11/1/00	$ 1,083	94.4%	96.9%	5.8%	3.1%	-3.7%		
Mid- Island Estates	232	7/1/97	$ 1,086	97.5%	97.1%	6.2%	6.6%	4.4%		
Rider Terrace	24	11/1/00	$ 1,078	97.7%	99.0%	7.6%	6.3%	8.6%		
South Bay Manor	61	9/11/00	$ 1,348	95.7%	87.5%	7.4%	17.4%	23.0%		
Southern Meadows	452	6/29/01	$ 1,281	95.8%	95.5%	4.5%	4.9%	5.7%		
Stratford Greens	359	3/1/02	$ 1,295	94.1%	n/a	n/a	n/a	n/a		
Terry Apartments	65	11/1/00	$ 1,042	93.3%	92.4%	6.6%	7.6%	2.8%		
Westwood Village Apts	242	3/1/02	$ 1,779	96.3%	n/a	n/a	n/a	n/a		
Woodmont Village Apts	96	3/1/02	$ 1,134	94.4%	n/a	n/a	n/a	n/a		
Yorkshire Village Apts	40	3/1/02	$ 1,298	98.9%	n/a	n/a	n/a	n/a		
Total Long Island Region	3,409		$ 1,278	94.9%	94.4%	5.5%	6.2%	5.3%	13.2%	8.2%
Maine Region										
Mill Co. Gardens	95	7/7/98	$ 661	97.9%	96.8%	4.8%	6.1%	0.6%		
Redbank Village	500	7/7/98	$ 738	93.2%	93.9%	6.0%	5.3%	-0.8%		
Total Maine Region	595		$ 726	93.9%	94.3%	5.9%	5.4%	-0.6%	1.3%	1.4%
New Jersey Region										
East Hill Gardens	33	7/7/98	$ 1,254	96.3%	95.6%	5.0%	5.7%	-2.3%		
Lakeview	106	7/7/98	$ 1,052	97.9%	97.0%	6.7%	7.7%	0.9%		
Oak Manor	77	7/7/98	$ 1,557	95.6%	95.6%	6.5%	6.6%	0.3%		
Pleasant View	1,142	7/7/98	$ 965	92.8%	92.7%	3.8%	4.0%	-3.5%		
Pleasure Bay	270	7/7/98	$ 839	96.9%	97.2%	5.8%	5.4%	3.9%		
Royal Gardens Apartments	550	5/28/97	$ 1,001	97.2%	96.5%	5.4%	6.3%	2.5%		
Wayne Village	275	7/7/98	$ 1,079	93.0%	96.5%	6.5%	2.6%	-2.7%		
Windsor Realty	67	7/7/98	$ 991	96.0%	97.2%	4.4%	3.1%	-9.6%		
Total New Jersey Region	2,520		$ 998	94.7%	94.8%	4.9%	4.7%	-1.3%	7.4%	6.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/98	$ 747	96.3%	96.2%	3.7%	3.8%	1.1%		
Castle Club	158	3/15/00	$ 813	97.9%	97.6%	4.2%	4.5%	-1.6%		
Cedar Glen	110	3/3/98	$ 613	89.6%	91.6%	5.5%	3.2%	-16.1%		
Chesterfield	247	9/23/97	$ 823	95.4%	95.5%	3.1%	3.0%	-1.6%		
Curren Terrace	318	9/23/97	$ 872	91.1%	91.6%	3.8%	3.3%	0.4%		
Executive House	100	9/23/97	$ 875	93.6%	96.4%	1.7%	-1.2%	0.0%		
Glen Brook	177	7/28/99	$ 709	94.6%	95.3%	2.0%	1.3%	-10.9%		
Glen Manor	174	9/23/97	$ 723	92.4%	91.5%	3.7%	4.7%	-8.7%		
Golf Club	399	3/15/00	$ 962	91.5%	88.4%	-0.1%	3.4%	-8.0%		
Hill Brook Place	274	7/28/99	$ 794	96.8%	95.5%	5.3%	6.8%	-1.0%		
Home Properties of Bryn Mawr	316	3/15/00	$ 1,011	91.8%	89.1%	1.1%	4.2%	-1.8%		
Home Properties of Devon	629	3/15/00	$ 1,061	90.2%	89.2%	0.6%	1.8%	-3.0%		
New Orleans Consolidation	442	7/28/99	$ 761	93.2%	94.0%	3.4%	2.4%	-12.6%		
Racquet Club	467	7/7/98	$ 912	95.6%	96.2%	3.5%	2.9%	0.0%		
Racquet Club South	103	5/27/99	$ 799	96.6%	95.1%	3.3%	4.9%	2.4%		
Ridley Brook	244	7/28/99	$ 774	96.9%	96.9%	3.0%	3.0%	-3.2%		
Sherry Lake	298	7/23/98	$ 1,055	94.7%	95.5%	4.0%	3.0%	-0.4%		
The Landings	384	11/25/96	$ 934	93.9%	90.5%	2.9%	6.7%	-1.9%		
Trexler Park	249	3/15/00	$ 987	88.9%	87.7%	4.4%	5.9%	-4.0%		
Valley View	176	9/23/97	$ 777	90.9%	91.4%	2.6%	2.1%	-12.3%		
Village Square	128	9/23/97	$ 849	91.8%	91.9%	2.4%	2.3%	-4.6%		
William Henry	363	3/15/00	$ 1,042	87.1%	88.7%	2.9%	1.1%	-9.0%		
Total Philadelphia Region	5,916		$ 896	92.7%	92.1%	2.7%	3.3%	-4.0%	13.9%	14.2%

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		YTD through September 30, 2003				YTD '03 versus YTD '02				
							% Growth			
	# of	Date	YTD '03	YTD '03	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/97	$ 1,188	73.4%	71.2%	-11.5%	-8.8%	-18.3%		
1600 Elmwood	210	8/4/94	$ 909	91.0%	94.7%	4.1%	0.1%	-6.2%		
Brook Hill	192	8/4/94	$ 894	86.4%	89.7%	1.8%	-1.9%	-25.0%		
Newcastle Apartments	197	8/4/94	$ 769	94.9%	86.6%	2.0%	11.8%	11.8%		
Northgate Manor	224	11/3/94	$ 685	88.8%	89.3%	1.4%	0.8%	-16.5%		
Perinton Manor	224	8/4/94	$ 815	90.7%	91.8%	0.6%	-0.6%	-14.7%		
Pines of Perinton	508	9/29/98	$ 603	97.1%	97.1%	15.5%	15.6%	15.4%		
Riverton Knolls	240	8/4/94	$ 838	86.1%	80.0%	-1.8%	5.7%	4.3%		
Spanish Gardens	220	8/4/94	$ 693	89.5%	89.0%	1.5%	2.1%	-14.3%		
The Meadows	113	8/4/94	$ 726	94.6%	95.2%	4.4%	3.9%	-1.2%		
Woodgate	120	6/30/97	$ 809	94.0%	93.0%	2.3%	3.4%	-5.4%		
Total Rochester Region	2,412		$ 781	89.5%	88.2%	2.0%	3.5%	-5.4%	4.2%	5.8%
Syracuse, NY Region:										
Candlewood Gardens	126	1/1/96	$ 579	91.1%	91.9%	2.8%	1.9%	3.1%		
Fairview Heights	211	8/4/94	$ 918	92.1%	91.0%	6.7%	7.9%	12.0%		
Harborside Manor	281	9/30/94	$ 657	94.5%	94.1%	2.2%	2.7%	-3.8%		
Pearl Street	60	5/17/95	$ 573	93.9%	90.9%	3.4%	6.8%	9.1%		
Village Green (inclu Fairways)	448	12/19/94	$ 681	91.3%	85.1%	1.6%	9.0%	11.0%		
Westminster Place	240	1/1/96	$ 656	94.3%	94.7%	2.3%	1.9%	-10.7%		
Total Syracuse Region	1,366		$ 694	92.6%	90.4%	3.0%	5.6%	3.3%	2.2%	3.3%
Washington DC Region										
Braddock Lee	254	3/16/98	$ 1,072	95.9%	94.6%	4.2%	5.7%	2.2%		
Cider Mill	864	9/27/02	$ 995	95.1%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/00	$ 1,151	93.0%	93.9%	-1.9%	-2.8%	-13.1%		
Elmwood Terrace	504	6/30/00	$ 785	93.1%	92.6%	3.3%	3.8%	-5.9%		
Falkland Chase	450	9/10/03	$ 1,309	93.5%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/00	$ 1,141	88.3%	91.8%	1.4%	-2.5%	-9.4%		
Park Shirlington	294	3/16/98	$ 1,118	93.7%	95.3%	4.6%	2.9%	-3.7%		
Pavilion Apartments	432	7/1/99	$ 1,373	92.9%	88.9%	4.3%	9.0%	6.8%		
Seminary Hill	296	7/1/99	$ 1,111	89.9%	92.6%	2.7%	-0.3%	-10.4%		
Seminary Towers	548	7/1/99	$ 1,114	92.8%	90.6%	2.1%	4.6%	3.2%		
Tamarron Apartments	132	7/16/99	$ 1,074	95.8%	98.8%	7.6%	4.4%	0.6%		
The Manor - MD	435	8/31/01	$ 1,091	96.7%	94.1%	5.4%	8.4%	6.0%		
The Manor - VA	198	2/19/99	$ 892	92.0%	91.6%	-0.3%	0.1%	-6.0%		
The Sycamores	185	12/16/02	$ 1,090	89.9%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/01	$ 1,140	94.1%	89.7%	4.5%	9.7%	0.7%		
Wellington Lakes	160	10/24/01	$ 755	86.5%	89.4%	7.7%	4.2%	-9.2%		
Wellington Woods	114	10/24/01	$ 772	91.6%	94.7%	9.2%	5.6%	-3.1%		
West Springfield	244	11/18/02	$ 1,234	87.9%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,455		$ 1,071	92.4%	92.1%	3.3%	3.6%	-2.2%	17.7%	15.5%
TOTAL OWNED PORTFOLIO	**41,576**		**$ 909**	**92.4%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**36,566**		**$ 882**	**92.1%**	92.2%	3.1%	3.0%	-1.0%		

Home Properties, Inc.
September 30, 2003 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	3rd Qtr 2003	2nd Qtr 2003	Variance
Philadelphia	16.2%	92.6%	93.8%	-1.2%
Baltimore	15.4%	92.6%	91.4%	1.2%
Detroit	15.2%	91.1%	89.8%	1.3%
Upstate, NY	14.8%	94.3%	90.5%	3.8%
New Jersey, Long Island, Hudson Valley	14.0%	95.0%	95.4%	-0.4%
Washington	12.9%	94.1%	92.0%	2.1%
Chicago	6.1%	92.5%	91.4%	1.1%
Misc.	5.3%	92.6%	92.7%	-0.1%
Total	100.0%	93.3%	92.3%	1.0%

Region	% Units	3rd Qtr 2003	3rd Qtr 2002	Variance
Philadelphia	16.2%	92.6%	93.2%	-0.6%
Baltimore	15.4%	92.6%	93.2%	-0.6%
Detroit	15.2%	91.1%	92.2%	-1.1%
Upstate, NY	14.8%	94.3%	91.7%	2.6%
New Jersey, Long Island, Hudson Valley	14.0%	95.0%	95.4%	-0.4%
Washington	12.9%	94.1%	93.0%	1.1%
Chicago	6.1%	92.5%	92.5%	0.0%
Misc.	5.3%	92.6%	93.7%	-1.1%
Total	100.0%	93.3%	93.2%	0.1%

Region	% Units	Sept 2003	3rd Qtr 2003	Variance
Philadelphia	16.2%	92.3%	92.6%	-0.3%
Baltimore	15.4%	93.3%	92.6%	0.7%
Detroit	15.2%	90.0%	91.1%	-1.1%
Upstate, NY	14.8%	94.9%	94.3%	0.6%
New Jersey, Long Island, Hudson Valley	14.0%	94.7%	95.0%	-0.3%
Washington	12.9%	93.9%	94.1%	-0.2%
Chicago	6.1%	92.3%	92.5%	-0.2%
Misc.	5.3%	91.1%	92.6%	-1.5%
Total	100.0%	93.1%	93.3%	-0.2%

SAME STORE SEQUENTIAL RESULTS
THIRD QUARTER 2003 VERSUS SECOND QUARTER 2003

Region	% Units	Revenues	Expenses	NOI
Philadelphia	16.2%	-0.2%	-1.9%	0.9%
Baltimore	15.4%	2.4%	2.3%	2.4%
Detroit	15.2%	0.8%	1.8%	-0.1%
Upstate, NY	14.8%	6.0%	-1.7%	14.0%
New Jersey, Long Island, Hudson Valley	14.0%	1.0%	-3.0%	3.1%
Washington	12.9%	2.4%	3.8%	1.5%
Chicago	6.1%	1.0%	16.1%	-10.2%
Misc.	5.3%	1.2%	7.4%	-2.5%
Total	100.0%	1.8%	2.7%	1.2%

Resident Statistics

Top Six Reasons for Moveouts	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	4TH QTR 2002	3RD QTR 2002	2ND QTR 2002	1ST QTR 2002	YEAR 2002	YEAR 2001
Home purchase	**20.10%**	**19.40%**	**18.10%**	20.10%	18.40%	18.70%	17.90%	18.80%	17.80%
Employment related	**14.20%**	**15.20%**	**15.30%**	13.70%	14.80%	14.10%	14.70%	14.30%	15.80%
Resident preference	**13.70%**	**12.30%**	**11.00%**	10.70%	11.90%	10.70%	9.50%	10.80%	10.00%
Eviction/skip	**10.20%**	**11.40%**	**15.20%**	12.20%	10.30%	10.00%	11.60%	10.90%	10.20%
Domestic situtation	**9.10%**	**10.10%**	**7.00%**	6.50%	9.80%	9.80%	6.70%	8.40%	8.10%
Rent level	**9.00%**	**9.40%**	**10.10%**	11.60%	11.10%	11.90%	13.00%	11.80%	13.30%

Traffic	Traffic 3rd Qtr **03** To 3rd Qtr **02**	Signed Leases 3rd Qtr **03** To 3rd Qtr **02**	Traffic Nine Mos **03** To Nine Mos **02**	Signed Leases Nine Mos **03** To Nine Mos **02**	Turnover	3rd Qtr **03**	3rd Qtr **02**	Nine Mos **03**	Nine Mos **02**
Region									
Baltimore	8%	49%	6%	16%		13%	12%	35%	33%
Washington	-13%	-14%	-5%	2%		12%	13%	32%	33%
New Jersey	-7%	2%	-13%	3%		11%	11%	29%	27%
Long Island	-10%	20%	-3%	8%		15%	13%	38%	37%
Hudson Valley	30%	-18%	20%	-11%		15%	17%	43%	46%
Philadelphia	-21%	-9%	-20%	0%		16%	16%	40%	41%
Detroit	-3%	7%	-3%	21%		16%	16%	40%	38%
Rochester	9%	-2%	5%	15%		18%	21%	46%	48%
Buffalo	17%	39%	8%	25%		18%	17%	43%	45%
Syracuse	-7%	-1%	6%	19%		23%	22%	54%	51%
Chicago	9%	8%	-3%	5%		17%	17%	44%	44%
Total Portfolio	-5%	8%	-4%	**10%**		15%	15%	39%	38%

	3rd Qtr **03**	3rd Qtr **02**	Nine Mos **03**	Nine Mos **02**
Bad Debts as % of Rents	0.73%	0.54%	0.68%	0.45%

HOME PROPERTIES, INC.
September 30, 2003 and 2002 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	3RD QTR 2003 ACTUAL	3RD QTR 2002 ACTUAL	QUARTER VARIANCE	% VARIANCE	NINE MOS 2003 ACTUAL	NINE MOS 2002 ACTUAL	NINE MOS VARIANCE	% VARIANCE
ELECTRICITY	1,989	1,871	(118)	-6.3%	5,280	4,974	(306)	-6.2%
GAS	1,636	1,528	(108)	-7.1%	11,743	10,815	**(928)**	**-8.6%**
WATER & SEWER	2,304	2,357	53	2.2%	6,629	6,680	51	0.8%
REPAIRS & MAINTENANCE	7,873	6,892	**(981)**	**-14.2%**	19,903	17,897	**(2,006)**	**-11.2%**
PERSONNEL EXPENSE	9,789	9,374	**(415)**	**-4.4%**	28,737	26,722	**(2,015)**	**-7.5%**
SITE LEVEL INCENTIVE COMPENSATION	333	176	(157)	-89.2%	860	547	(313)	-57.2%
ADVERTISING	1,795	1,525	**(270)**	**-17.7%**	4,916	4,377	**(539)**	**-12.3%**
LEGAL & PROFESSIONAL	278	277	(1)	-0.4%	962	850	(112)	-13.2%
OFFICE & TELEPHONE	1,276	1,164	(112)	-9.6%	3,834	3,559	(275)	-7.7%
PROPERTY INS.	1,195	368	**(827)**	**-224.7%**	3,777	1,998	**(1,779)**	**-89.0%**
REAL ESTATE TAXES	9,083	8,960	(123)	-1.4%	26,339	26,662	323	1.2%
SNOW	10	-	(10)	++++	1,330	577	**(753)**	**-130.5%**
TRASH	667	670	3	0.4%	2,024	1,964	(60)	-3.1%
PROPERTY MANAGEMENT G & A	2,744	2,153	**(591)**	**-27.5%**	7,835	6,657	**(1,178)**	**-17.7%**
TOTAL	40,972	37,315	(3,657)	-9.8%	124,169	114,279	(9,890)	-8.7%

Home Properties, Inc.
September 30, 2003 and 2002 Supplemental Information

BREAKDOWN OF "OTHER INCOME"

Recognized directly by Home Properties:	Q3 '03	Q3 '02	Nine Mos 2003	Nine Mos 2002
Recognized directly by Home Properties:				
Management fees	1,003	537	3,262	1,506
Other	25	9	87	124
Sub-total	1,028	546	3,349	1,630

Equity in earnings of unconsolidated affiliates

Home Properties Management and Home Properties Resident Services, Inc.

Management fees	-	717	-	2,134
Interest income	-	260	-	637
Misc	-	(2)	-	31
General & Administrative	-	(978)	-	(2,720)
Interest expense	-	(176)	-	(562)
Depreciation	-	(149)	-	(395)
Taxes	-	(1)	-	46
Impairment	-	-	-	-
	-	(329)	-	(829)

Company's share of earnings (losses) from investment in unconsolidated management companies	-	(326)	-	(829)
Company's share of earnings (losses) from investment in limited partnerships	(313)	18	(1,497)	(579)
Equity in earnings (losses) of unconsolidated affiliates	(313)	(308)	(1,497)	(1,408)

Note: In 2003, Home Properties Management and Home Properties Resident Services, Inc are
fully consolidated with the Company. Therefore, in 2003, the individual line items of income and
expense of the two Management Companies are included in each line item reported by the
Company.

Combined Management Fees

	Q3 '03	Q3 '02	Nine Mos 2003	Nine Mos 2002
	1,003	1,254	3,262	3,640

Combined EBITDA

	(123)	283	(72)	1,075

General and Administrative Expenses of the Management Companies

Home Properties Resident Services, Inc.	(843)		(2,517)	
Home Properties Management	(308)		(904)	

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/03	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/03	450	7.1%	$58.9	$130,836
			TOTAL QTD	**730**	**7.3%**	**$92.9**	**$127,228**

Community	Market	State	Purchase Date	# of Units		Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2002 ACQUISITIONS							
Cambridge Village	Long Island	NY	3/1/02	82	8.6%	$5.4	$65,854
Stratford Greens	Long Island	NY	3/1/02	359	8.6%	$45.2	$125,905
Westwood Village	Long Island	NY	3/1/02	242	8.6%	$28.7	$118,595
Woodmont Village	Long Island	NY	3/1/02	96	8.6%	$8.1	$84,375
Yorkshire Village	Long Island	NY	3/1/02	40	8.6%	$3.1	$77,500
Green Acres	Philadelphia	PA	3/1/02	212	8.6%	$9.8	$46,226
Hawthorne Court/Estates (2)	Long Island	NY	4/4/02	434	8.6%	$31.0	$71,429
Heritage Square	Long Island	NY	4/4/02	80	8.6%	$6.4	$80,000
Muncy Apartments	Long Island	NY	5/31/02	23	8.6%	$3.2	$139,130
Holiday Square Apartments	Long Island	NY	5/31/02	120	8.6%	$6.3	$52,500
Gardencrest Apartments	Boston	MA	6/28/02	696	7.0%	$85.4	$122,701
Brittany Place Apartments	NoVA/DC	MD	8/22/02	591	9.1%	$41.3	$69,882
Cider Mill Apartments	NoVA/DC	MD	9/27/02	864	8.3%	$73.7	$85,301
Wallace Portfolio (5)	Hudson Valley	NY	10/11/02	224	7.1%	$12.8	$57,143
West Springfield Terrace	NoVA/DC	VA	11/18/02	244	7.1%	$34.2	$140,164
The Sycamores	NoVA/DC	VA	12/16/02	185	7.3%	$20.3	$109,730
			TOTAL YTD	**4,492**	**8.0%**	**$414.9**	**$92,364**

TOTAL 2002 and 2003 Acquisitions				**5,222**	**7.9%**	**$507.8**	**$97,238**

Home Properties, Inc.
September 30, 2003 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/03	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/03	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/03	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/03	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/03	120	6.9%	$7.0	$58,333
			TOTAL YTD	**934**	**9.0%**	**$40.5**	**$43,412**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2002 SALES							
Landsdowne (4)	Philadelphia	PA	1/23/02	222	10.7%	$8.8	$39,640
Ridgeway Court	Philadelphia	PA	1/23/02	66	11.2%	$2.6	$39,394
Old Friends	Baltimore	MD	1/24/02	51	10.4%	$2.5	$49,020
Finger Lakes Manor	Rochester	NY	4/4/02	153	8.4%	$7.9	$51,634
Conifer Village	Syracuse	NY	4/19/02	199	11.8%	$7.1	$35,678
Rolling Park	Baltimore	MD	5/31/02	144	8.7%	$8.2	$56,944
Cloverleaf Village	Pittsburgh	PA	6/28/02	148	9.6%	$5.2	$35,135
Carriage Hill Apartments	Central VA	VA	8/8/02	664	8.4%	$41.6	$62,651
Springwood	Philadelphia	PA	12/16/02	77	8.6%	$3.2	$41,558
			TOTAL YTD	**1,724**	**9.2%**	**$87.1**	**$50,522**

(1) CAP rate based on projected NOI after allowance for 3% management fee but before capital expenditures

Home Properties, Inc.
September 30, 2003 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2002	As of 12/31/02	12/31/02 % of Units	Net Acquired in 2003	As of 9/30/03	Current % of Units
SUBURBAN WASH	DC	1,884	6,005	14.37%	450	6,455	15.53%
BALTIMORE	MD	-195	6,283	15.04%	-50	6,233	14.99%
PHILADELPHIA	PA	-152	6,128	14.67%	-212	5,916	14.23%
DETROIT	MI		5,694	13.63%	-120	5,574	13.41%
LONG ISLAND	NY	1,476	3,409	8.16%		3,409	8.20%
NORTHERN NJ	NJ		2,520	6.03%		2,520	6.06%
ROCHESTER	NY	-153	2,412	5.77%		2,412	5.80%
CHICAGO	IL		2,242	5.37%		2,242	5.39%
BUFFALO	NY		1,644	3.93%		1,644	3.95%
SYRACUSE	NY	-199	1,366	3.27%		1,366	3.29%
BOSTON	MA	696	696	1.67%	280	976	2.35%
HUDSON VALLEY	NY	224	908	2.17%		908	2.18%
PORTLAND	ME		595	1.42%		595	1.43%
HAMDEN	CT		498	1.19%		498	1.20%
DOVER	DE		432	1.03%		432	1.04%
SOUTH BEND	IN		706	1.69%	-310	396	0.95%
NORTH/CENTRAL	OH		242	0.58%	-242	0	0.00%
CENTRAL VIRGINIA	VA	-664	0	0.00%		0	0.00%
PITTSBURGH	PA	-148	0	0.00%		0	0.00%
TOTAL		**2,769**	**41,780**	**100.0%**	**-204**	**41,576**	**100.0%**
Total NY State		1,348	9,739	23.3%	-	9,739	23.4%
Total Upstate, NY		-352	5,422	13.0%	-	5,422	13.0%
Total Mid-Atlantic		725	21,368	51.1%	188	21,556	51.8%

Home Properties, Inc.
September 30, 2003 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
SEMINARY TOWERS 3rd	Wachovia	5.910	16,764,401	07/01/04	0.75
BAYVIEW/COLONIAL	Midland Loan	8.350	5,673,308	11/01/05	2.09
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	599,126	11/01/05	2.09
IDLYWOOD	Morgan Guaranty	8.625	8,797,102	11/01/05	2.09
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,511,541	01/01/06	2.26
CARRIAGE PARK	Prudential-Fannie Mae	7.480	5,065,181	01/01/06	2.26
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	2.59
DEVONSHIRE - 1st (*)	AMI Capital	7.100	19,340,549	06/01/06	2.67
NEWCASTLE	Presidential Funding	6.450	6,000,000	07/31/06	2.84
COUNTRY VILLAGE	PW Funding	8.385	6,312,642	08/01/06	2.84
HAMPTON COURT	ORIX RE Capital	8.875	3,398,992	09/01/06	2.92
HAWTHORNE COURT (*)	Larson Financial	5.830	10,988,612	11/01/06	3.09
HERITAGE SQUARE (*)	Larson Financial	5.880	3,138,164	11/01/06	3.09
RAINTREE	Capitalized Lease	8.500	5,817,571	11/01/06	3.09
WOODMONT VILLAGE - 2nd (*)	North Fork Bank	5.380	1,170,227	11/01/06	3.09
WOODMONT VILLAGE - 1st (*)	North Fork Bank	5.410	2,705,739	12/01/06	3.17
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	3.26
WOODGATE PLACE	ARCS Mortgage	7.865	3,247,218	01/01/07	3.26
BRITTANY PLACE	CapMark Svcs.	4.780	20,043,602	06/11/07	3.70
SEMINARY TOWERS - 1st	Wachovia	8.220	2,196,610	07/01/07	3.75
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,594,343	07/01/07	3.75
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,924,782	07/11/07	3.78
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	5,134,952	08/01/07	3.84
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	3.99
GARDENCREST (*)	Legg Mason(Sun Life)	6.000	4,858,100	11/01/07	4.09
ROYAL GARDENS APTS.	M & T Bank - Freddie	4.900	32,094,832	11/01/07	4.09
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,536,887	12/01/07	4.17
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	17,202,870	12/01/07	4.17
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	14,109,684	12/01/07	4.17
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,140,496	12/01/07	4.17
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,854,242	12/01/07	4.17
CYPRESS PLACE	Reilly Mortgage	7.130	6,346,448	01/01/08	4.26
MAPLE LANE APTS - II	AMI Capital	7.205	5,679,568	01/01/08	4.26
PAVILION - 2nd	Capri Capital	7.450	3,747,276	01/01/08	4.26
PAVILION -3rd	Capri Capital	5.030	18,230,424	01/01/08	4.26
THE LANDINGS -1st	Capri Capital	6.930	9,473,166	01/01/08	4.26
THE LANDINGS - 2nd	Capri Capital	6.740	3,719,036	01/01/08	4.26
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,307,926	01/01/08	4.26
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,762,103	03/01/08	4.42
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,587,161	03/01/08	4.42
DETROIT PORTFOLIO	Morgan Guaranty	7.510	45,108,257	06/01/08	4.67
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,742,225	06/01/08	4.67
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,930,021	07/01/08	4.76
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,569,013	10/31/08	5.09
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	987,311	11/01/08	5.09
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,273,833	12/01/08	5.18
DEVONSHIRE - 2nd	AMI Capital	6.720	4,904,745	01/01/09	5.26
MANSION HOUSE	1st Niagara Bank	7.500	646,727	01/01/09	5.26
BLACKHAWK	M&T Bank-Freddie Mac	5.060	14,005,986	12/01/09	6.18
WILLIAM HENRY	Legg Mason RE	5.310	23,750,619	12/01/09	6.18
CHERRY HILL	Prudential	5.360	5,301,147	01/01/10	6.26
ELMWOOD TERRACE	John Hancock	5.300	22,168,416	01/01/10	6.26
GLEN MANOR	Prudential-Fannie Mae	5.065	6,116,470	01/01/10	6.26
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,788,298	01/01/10	6.26
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,214,864	01/01/10	6.26
SHERRY LAKE	GMAC	5.180	20,504,625	01/01/10	6.26
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	6.59
CIDER MILL	Berkshire Mtg-Freddie	4.720	47,552,250	10/01/10	7.01
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	7.01
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	7.01
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	7.26
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	7.26
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	7.26
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	7.26
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,291,035	04/01/11	7.51
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,435,337	05/01/11	7.59
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	732,187	05/01/11	7.59
LAKE GROVE	Prudential-Fannie Mae	6.540	27,124,264	12/01/11	8.18
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	773,495	02/01/12	8.35
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	1,002,627	02/01/12	8.35
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,675,268	03/01/12	8.42
CANDLEWOOD GARDENS, NY	M&T Bank-Freddie Mac	6.830	2,799,430	03/01/12	8.42
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,263,299	03/01/12	8.42
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,616,493	03/01/12	8.42
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,885,362	03/01/12	8.42
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,421,917	03/01/12	8.42
CASTLE CLUB (HP @)	Legg Mason RE	9.550	6,900,590	05/01/12	8.59
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,187,753	05/01/12	8.59
COLONIES	Prudential-Fannie Mae	7.110	21,756,413	06/01/12	8.68

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,926,390	07/01/12	8.76
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,728,571	07/01/12	8.76
HARBORSIDE MANOR	M&T Bank-Freddie Mac	6.850	7,457,374	07/01/12	8.76
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,121,389	07/01/12	8.76
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,432,266	07/01/12	8.76
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,121,022	07/01/12	8.76
SUNSET GARDENS	M&T Bank-Freddie Mac	6.830	6,024,877	07/01/12	8.76
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,716,575	07/01/12	8.76
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,857,250	07/01/12	8.76
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,651,588	05/01/13	9.59
MORNINGSIDE	Morgan Guaranty	6.990	18,631,369	05/01/13	9.59
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	9.93
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,200,000	10/01/13	10.01
DEERFIELD WOODS	GE Financial	7.000	3,222,669	01/01/14	10.26
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	15,245,000	10/01/14	11.01
SPRINGWELLS	AMEX/IDS	8.000	10,606,478	07/01/15	11.76
PINES OF PERINTON	NYS Urban Development	8.500	7,790,946	05/01/18	14.59
PAVILION - 1st	Capri Capital	8.000	8,041,321	11/01/18	15.10
BONNIE RIDGE - 1st	Prudential	6.600	17,311,038	12/15/18	15.22
BONNIE RIDGE - 2nd	Prudential	6.160	19,922,169	12/15/18	15.22
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,147,971	06/01/19	15.68
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,163,789	06/01/19	15.68
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,968,595	10/01/19	16.01
RAINTREE	Leasehold Mortgage	8.500	1,067,717	04/30/20	16.59
MACOMB MANOR	EF&A Funding	8.630	3,800,448	06/01/21	17.68
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,464,770	01/01/24	20.27
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,692,102	03/01/24	20.43
BARI MANOR (*)	Wachovia (Servicer)	4.440	3,116,282	10/11/28	25.05
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,413,538	10/11/28	25.05
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	757,594	10/11/28	25.05
SPARTA BROOK (*)	Wachovia (Servicer)	4.440	1,970,223	10/11/28	25.05
OWINGS RUN 1	Reilly Mortgage	8.000	17,293,954	10/01/35	32.02
OWINGS RUN 2	Prudential Huntoon	8.000	14,427,956	06/01/36	32.69
WTD AVG - FIXED SECURED		**6.45**	1,315,720,385		**7.86**
% OF PORTFOLIO - FIXED			93.3%		
VARIABLE SECURED					
VARIABLE SECURED					
MAPLE LANE - I - Eqv. Bond Yield	Civitas Bank	2.90	6,055,000	07/27/07	3.82
FALKLAND CHASE - BMA Index	Capri Capital	1.94	24,695,000	10/01/30	27.02
Adjusts Weekly					
WTD AVG - VARIABLE SECURED		**2.13**	30,750,000		**22.45**
WTD AVG - TOTAL SECURED DEBT		**6.35**	1,346,470,385		**8.11**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT	M and T Bank et. al.	2.27	64,000,000	09/01/05	1.92
Adjusts Daily LIBOR + 125					
WTD AVG - COMBINED DEBT		**6.164**	**1,410,470,385**		**7.83**

WTG AVG - TOTAL SECURED DEBT	**6.35**	**8.11**
WTD AVG - TOTAL PORTFOLIO	**6.16**	**7.83**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

FREE & CLEAR PROPERTIES			
1600 East Avenue	164	Maple Tree	84
Arbor Crossing	134	Northgate Manor	224
Beechwood Gardens	160	Rider Terrace	24
Brook Hill	192	Sherwood House	6
Cedar Glen	110	South Bay Manor	61
Coventry Village	94	Stone Ends Apartments	280
East Hill Gardens	33	Terry Apartments	65
Gardencrest	60	The Colony	783
Glen Brook	177	The Lakes	434
Hawthorne Estates	26	The Sycamores	185
Muncy - Holiday Square	23	West Springfield Terrace	244
Total Free and Clear Properties:	**22**	**Units:**	**3,563**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2003	-	-	0.00%
2004	16,764,401	5.91	1.27%
2005	15,069,535	8.39	1.15%
2006	74,124,218	7.09	5.63%
2007	166,008,617	5.57	12.62%
2008	150,463,769	6.72	11.44%
2009	43,308,076	5.42	3.29%
2010	241,056,070	6.20	18.32%
2011	164,349,822	6.53	12.49%
2012	141,668,362	6.98	10.77%
2013-2036	302,907,515	6.62	23.02%
TOTAL	**1,315,720,385**	**6.45**	100.00%

Home Properties,Inc.
NAV calculation as of September 30, 2003

Net Asset Value Calculation

Cap Rate (after 3% G & A, before capital expenditures)	7.50%	7.75%	8.00%	8.25%	8.50%
3rd QTR 2003					
Rent	106,294	106,294	106,294	106,294	106,294
Property other income	3,988	3,988	3,988	3,988	3,988
Operating & maintenance expense	(46,553)	(46,553)	(46,553)	(46,553)	(46,553)
Property NOI	63,729	63,729	63,729	63,729	63,729
Adjustment for 3rd QTR acquisitions	807	807	807	807	807
Effective 3rd QTR "run rate"	64,536	64,536	64,536	64,536	64,536
Annualized (3rd qtr = 25.5% due to seasonality)	253,082	253,082	253,082	253,082	253,082
NOI growth for next 12 months @ 4%	10,123	10,123	10,123	10,123	10,123
Adjusted NOI	263,205	263,205	263,205	263,205	263,205
	-				
Real estate value using above cap rate	3,509,400	3,396,193	3,290,062	3,190,363	3,096,529
Property Management activities					
(2003 3RD QTR EBITDA /3*4 / 20%)	-	-	-	-	-
Cash	7,251	7,251	7,251	7,251	7,251
Other assets	90,346	90,346	90,346	90,346	90,346
Less:					
Deferred charges	(8,759)	(8,759)	(8,759)	(8,759)	(8,759)
Intangible	(3,107)	(3,107)	(3,107)	(3,107)	(3,107)
Gross value	3,595,131	3,481,924	3,375,793	3,276,094	3,182,260
Less liabilities & perpetual preferred stock	(1,530,959)	(1,530,959)	(1,530,959)	(1,530,959)	(1,530,959)
Net Asset Value	2,064,172	$ 1,950,965	$ 1,844,834	$ 1,745,135	$ 1,651,301
Per share/unit - fully diluted	$ 43.17	$ 40.80	$ 38.58	$ 36.50	$ 34.53
47,818.1 shares					
After adjusting for below average occupancy for the quarter					
of 93.3% verses more "typical" 94.5% in the 3rd qtr	$ 44.75	$ 42.33	$ 40.07	$ 37.94	$ 35.93
Economic CAP rate (after cap ex reserve of					
$525 per unit)	6.88%	7.11%	7.34%	7.57%	7.80%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
Falkland Chase	450	NoVA/DC	$ 58,900	09/10/03	7.1%	1,045	71	807
								807

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	106,091	3,978	(46,472)
Add back properties classified as discontinued operations still owned at September 30, 2003	203	10	(81)
Proper run rate before acquisitions	106,294	3,988	(46,553)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.

[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4]Includes computers, office equipment/ furniture, and maintenance vehicles.

[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6]Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
September 30, 2003 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three and nine-month periods ended September 30, 2003, approximately $131 and $393 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended September 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 530	$ 13	$ 530	$ 13
Major building improvements	943	23	4,925	119	5,868	142
Roof replacements	360	9	1,582	38	1,942	47
Site improvements	345	8	2,700	65	3,045	73
Apartment upgrades	680	16	9,178	221	9,858	237
Appliances	565	14	793	19	1,358	33
Carpeting/Flooring	1,774	43	2,000	48	3,774	91
HVAC/Mechanicals	523	12	3,984	96	4,507	108
Miscellaneous	233	6	535	14	768	20
Totals	$5,423	$131	$26,227	$633	$31,650	$764

[a]Calculated using the weighted average number of units outstanding, including 36,566 core units, 2002 acquisition units of 4,492 and 2003 acquisition units of 385 for the three-month period ended September 30, 2003.

For the nine-month period ended September 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 1,413	$ 34	$ 1,413	$ 34
Major building improvements	2,821	68	12,945	313	15,766	381
Roof replacements	1,078	26	2,203	53	3,281	79
Site improvements	1,033	25	4,838	117	5,871	142
Apartment upgrades	2,036	49	23,904	578	25,940	627
Appliances	1,691	41	1,943	47	3,634	88
Carpeting/Flooring	5,308	128	3,768	91	9,076	219
HVAC/Mechanicals	1,564	38	8,490	205	10,054	243
Miscellaneous	694	18	2,085	52	2,779	70
Totals	$16,225	$393	$61,589	$1,490	$77,814	$1,883

[a]Calculated using the weighted average number of units outstanding, including 36,566 core units, 2002 acquisition units of 4,492 and 2003 acquisition units of 272 for the nine-month period ended September 30, 2003.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended September 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$4,785	$131	$19,916	$ 545	$24,701	$ 676
2003 Acquisition Communities	50	131	82	214	132	345
2002 Acquisition Communities	588	131	6,229	1,387	6,817	1,518
Sub-total	5,423	131	26,227	633	31,650	764
2003 Disposed Communities	27	131	119	569	146	700
Corporate office expenditures[1]	-	-	-	-	869	-
	$5,450	$131	$26,346	$ 633	$32,665	$ 764

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the nine-month period ended September 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$14,355	$393	$46,635	$ 1,275	$60,990	$ 1,668
2003 Acquisition Communities	107	393	78	287	185	680
2002 Acquisition Communities	1,763	393	14,876	3,312	16,639	3,705
Sub-total	16,225	393	61,589	1,490	77,814	1,883
2003 Disposed Communities	139	393	263	742	402	1,135
Corporate office expenditures[1]	-	-	-	-	1,808	-
	$16,364	$393	$61,852	$ 1,484	$80,024	$1,876

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Third Quarter 9/30/03	Third Quarter 9/30/02	Change	Year to Date 9/30/03	Year to Date 9/30/02	Change
Net Operating Income	$53,685	$54,913	(2.2%)	$153,832	$155,445	(1.0%)
Less: Non-recurring Cap Ex @ 10%	(1,992)	-	-	(4,663)	-	-
Adjusted Net Operating Income	$51,693	$54,913	(5.9%)	$ 149,169	$155,445	(4.0%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 10% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
September 30, 2003 Supplemental Information

Current 2003 Earnings Guidance

	Actual Q1	Actual Q2	Actual Q3	Q4	Year
FFO per share *	$.60	$.75	$.78	$.75 - $.77	$2.88 - $2.91
Same store revenue growth	2.8%	3.1%	2.6%	4.2% - 5.3%	
Same store expense growth	7.7%	8.5%	9.8%	6.5%	
Same store NOI growth	-1.0%	0.1%	-2.2%	2.6% - 4.4%	
Same store 2003 economic occupancy	90.7%	92.3%	93.3%	93.0%	
Same store 2002 economic occupancy	91.0%	92.3%	93.2%	92.0%	
Difference in occupancy	-0.3%	0.0%	0.1%	1.0%	
Acquisitions					$150 million
Dispositions					$60 million

* The above reflects FFO from normal operations, and therefore excludes the one time charge to earnings related to the grant of restricted stock to retiring Co-CEO's. The actual reported FFO results will reflect a reduction to FFO per share of 11 cents for both the 4th quarter and 2003 full year.

As originally provided on February 7, 2003

	Q1	Q2	Q3	Q4	Year
FFO per share	$.60 - $.62	$.75 - $.78	$.81 - $.83	$.75 - $.78	$2.91 - $3.01
Assumptions for mid-point of guidance:					
Same store revenue growth	2.6%	3.8%	4.2%	4.3%	3.7%
Same store expense growth	6.6%	6.9%	3.2%	3.7%	5.1%
Same store NOI growth	-0.2%	2.0%	3.6%	4.3%	2.5%
NOI growth by region:					
New Jersey, Long Island, Lower Hudson					4.4%
Mid-Atlantic (Baltimore/Washington)					3.7%
Philadelphia					0.6%
Detroit					-0.9%
Chicago					2.6%
Upstate NY					-0.9%
Same store 2003 economic occupancy	90.3%	92.0%	92.8%	91.1%	91.6%
Same store 2002 economic occupancy	91.0%	92.3%	93.2%	92.0%	92.1%
Difference in occupancy	-0.8%	-0.3%	-0.4%	-0.9%	-0.6%
Acquisitions					$250 million
Dispositions					$100 million

Current 2004 Earnings Guidance

	Year
FFO per share	$2.90 - $3.15
Acquisitions	$250 million
Dispositions	$50 million